TANZANIAN GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended May 31st, 2021

Management’s Discussion and Analysis May 31, 2021

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Gold Corporation (“TanGold” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine months ended May 31, 2021 and 2020, as well as the Company’s audited consolidated financial statements and MD&A for the year ended August 31, 2020 included in the Company's Annual Report on Form 20-F for the year ended August 31, 2020.  The financial statements and related notes of TanGold have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  Additional information, including our press releases, has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.tangoldcorp.com.

This MD&A reports our activities through July 14, 2021 unless otherwise indicated. References to the 3rd quarter of 2021 or Q3 2021, and the 3rd quarter of 2020 or Q3 2020 mean the three months ended May 31, 2021 and 2020, respectively. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and approved the scientific and technical information in this MD&A. Mr. Cheatle is an Officer, Chief Operating Officer and Director of TanGold and a Director of the Company’s subsidiaries, including the Buckreef Gold Company Limited (“Buckreef Gold”) and Tanzanian American International Development 2000 Limited (“Tanzam2000”). Therefore, he is not considered to be independent under NI 43-101. Mr. Cheatle has over 30 years of relevant industry experience, a Master of Business Administration (MBA) from Capella University, USA (2005), and an Honours Degree in Geology from the Royal School of Mines, Imperial College, London, UK (1985). He is a registered professional geoscientist with Professional Geoscientists of Ontario, Canada (Reg. No. 0166).

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this MD&A, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.html

US investors are advised that the mineral resource and mineral reserve estimates disclosed in this MD&A have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based template for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.

Management’s Discussion and Analysis May 31, 2021

Certain information presented in this MD&A may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our Annual Report on Form 20-F and Report of Foreign Private Issuer on Form 6-K, as amended, for more information concerning these risks, uncertainties, and other factors.

Tanzanian Gold Corporation

TanGold along with its joint venture partner, State Mining Corporation (“STAMICO”), a 100% owned entity of the Government of the United Republic of Tanzania (“Tanzania”), is building a significant gold project at Buckreef (“Buckreef” or the “Buckreef Project”) in Tanzania. The Buckreef Project comprises five gold deposits all located within a single Special Mining License, SML04/1992 (“SML”). The Buckreef Project is based on a significant mineral resource base and the treatment of its mineable mineral reserves in two standalone plants. The Measured Mineral Resource is 19.98MT at 1.99 g/t gold containing 1,281,161 ounces of gold. The Indicated Mineral Resource is 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined M&I tonnage of 35.88MT at 1.77g/t gold, containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. (Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project press release, dated May 15, 2020, for more information.) The Company is also actively investigating and assessing multiple exploration targets at the Buckreef Project, including the recently announced Buckreef West and Anfield Zones.

TanGold is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant;

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production; and

3.Continuing with a drilling program to further test the potential of its property, exploration targets and mineral resource base by: (i) identifying new prospects; (ii) drilling new oxide/sulphide targets; (iii) infill drilling to upgrade mineral resources currently in the inferred category; (iv) a step-out drilling program in the northeast & south extensions; and (v) a drill program for the recently announced new discoveries in the Buckreef West and Anfield Zones.

Management’s Discussion and Analysis May 31, 2021

2Accomplishments and Outlook

3Operations

•Buckreef Gold reported zero lost time injuries, zero medical aid incidents and had no COVID-19 related cases in Q3 2021.  There were also no reportable environmental or community related incidents in Q3 2021.

•The operation of the 5 tonne per hour (“tph”) oxide test plant continued in the third quarter, operating 7 days a week with two 12-hour shifts.  The testing period will conclude in the next couple of months and the Company intends to upgrade the existing 5 tph oxide test plant to a 15 tph oxide operation, subject to various approvals (including approval of an expanded tailings facility).

•The targeted completion of the 15 tph oxide plant upgrade is expected in September/October 2021 and is anticipated to mitigate the negative cash flow on the 5 tph oxide test plant, while maintaining continuity of the existing workforce. The cash flow generated from the larger plant will enable reinvestment in the business and fund exploration, drilling and capital expenditures at the Buckreef Gold level.

•The 15 tph oxide mine plan is based on the grade control and block model; the mine plan has been reviewed by SGS Canada Inc. (“SGSC”). Based on the mine plan and financial inputs from the 5 tph oxide test mining operations, the Company anticipates the following operating guidance for the 15 tph oxide mine operation over an 18-month mining program:

•The long-lead items for the 15 tph oxide operation, including the ball mill, tailings facility liners and various plant upgrade components have been ordered and are in transit. Earthworks for the 15 tph oxide facility have also commenced (See Figure 4).

2 The 15 tph Oxide Plant estimates have not been prepared in accordance with the results of the Company’s 2018 Prefeasibility Study, reflected in the Company’s May 15, 2020 Updated Mineral Resource Estimate. The 18-Month mining plan estimates are based upon an internal mine model reviewed by SGSC and cost inputs as validated by actual mining and processing costs from the 5 tph oxide test plan over the last 9 months. No assurance can be given that the 18-Month Estimate (Monthly Average) will reflect actual results. See “Cautionary Note Regarding Forward-Looking Statements”.

3 ‘Total Cash Cost’ includes mine site operating costs such as mining, processing and local administrative costs, royalties, production taxes, mine standby costs and current inventory write downs, if any.  Production costs are exclusive of depreciation and depletion, reclamation, capital and exploration costs.  Total cash costs are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total Cash Costs is a non-IFRS financial performance measure often used in conjunction with conventional IFRS measures to evaluate performance. Total Cash Cost does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures of performance disclosed by other issuers; it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Management’s Discussion and Analysis May 31, 2021

•Buckreef Gold will continue with plans to build a separate 40 tph oxide mine operation while simultaneously operating the 15 tph oxide mine operation. The Company is in the process of finalizing the 40 tph oxide mine plan and financial models for this operation, and SGSC is also reviewing this information. Buckreef Gold plans to operate the 15 tph oxide plant for an initial 18 month period while undergoing construction of the 40 tph oxide plant.  The 40 tph and 15 tph oxide plants will be situated in different locations on the Buckreef SML, and the Company in conjunction with Buckreef Gold, will assess the possibility of an expanded 55 tph (40 tph + 15 tph) oxide mining operation over the medium to long-term time horizon. The 40 tph oxide mining operation plans to utilize dry stack tailings while the 15 tph oxide mining operations will utilize wet tailings.  The 40 tph oxide mine operations are expected to be capable of producing 15,000 - 20,000 oz. of gold per year based on the initial mine plan and grade profile.

•The request for proposal process for the construction of the 40 tph oxide plant and related infrastructure is complete.  The Company has entered into a letter of intent (“LOI”) with an Engineering, Procurement and Construction (“EPC”) contractor and is in the process of finalizing the agreements for the construction of this facility.  The Company has hired Ausenco Engineering Canada Inc. (“Ausenco”) as Management Engineer to assist in management of the 40 tph oxide plant project. More details will be released after this process is complete.

•Through its testing program, Buckreef Gold has been able to substantiate the grade control block model, confirm forecasted operating cost inputs such as mining and processing costs for 15 tph and 40 tph oxide mining operations, and develop a more comprehensive understanding of oxide mill feed grind, processing of clays, retention times and how to achieve higher recovery rates.  More importantly, this knowledge has been applied to the design of the 15 tph and 40 tph oxide mine operations, substantially de-risking these operations.

•In consultation with SGSC Lakefield (“SGSL”) and Ausenco, Buckreef Gold has continued to refine targeted recovery rates for the 15 tph and 40 tph oxide mining operations. The targeted recovery rates for these operations are anticipated to be approximately 85%-90%.  The final phase of the 5 tph oxide test plant will focus on recovery rates versus balancing output and recovery rates; this test phase has already commenced with encouraging initial results (See Page 12 - 5 tph Oxide Test Plant and Operations for more details). For the nine months ended May 31, 2021, recovery rates at the 5 tph oxide test plant ranged from 77% to 87%. In Q3 2021 the oxide test plant produced 446 ounces of pure gold and 1,440 ounces of pure gold on a year-to-date basis.

Management’s Discussion and Analysis May 31, 2021

Feasibility Study and Exploration

•Favourable Metallurgical Test Results: The Company announced updated and highly favorable metallurgical test results from the sulphide component of the Buckreef mineral resource.  Three diamond drill core samples were taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef deposit for the purposes of metallurgical test work.  The study highlights include:

✓The following intercepts and gold recoveries have been confirmed in the report:

▪MC01: 0.54 g/t Au over 78.88m – 94.1%

▪MC02: 19.4 g/t Au over 27.99m – 95.4%

▪MC03: 1.71 g/t Au over 52.53m – 85.3%

✓A straightforward flowsheet consisting of:

▪Primary grinding to P80 = ~100-150 µm

▪Rougher flotation

▪Regrind of the rougher concentrate to ~15-20 µm (P80)

▪Cyanide leaching of the reground flotation concentrate

▪Cyanide leaching of the flotation tailing

✓No refractory association of gold with arsenic sulphide was detected;

✓The samples tested did not exhibit any preg-robbing or other refractory characteristics;

✓Clean tailings, high probability of mine tailings not being acid generating, confirming the approach of dry stack tailings going forward; and

✓Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing.

•Buckreef West Discovery: The Company announced the discovery of Buckreef West, which lies in close proximity to the Buckreef Main Zone, defining a near vertical shear zone, over a strike length of 400 meters (“m”), with interpreted gold mineralization shallowly plunging to the northeast. The mineralized zone remains open to the south and at depth. Highlights include:

✓Shallow depth: All reported intercepts are at shallow depth on a well-defined structure which is interpreted as a splay off the Buckreef Main Zone;

✓Open at depth and along strike: Over 400m of strike length has been drilled to date and the deposit remains open at depth and along strike in both directions; and

✓Select intercepts:

▪Hole BWDD017 intersected 4.57m @ 6.4 g/t Au from 44.9m;

▪Hole BWDD015, on the same line as Hole BWDD017, had two intersections:  2.18m @ 1.24 g/t Au from 86.9m and (ii) 2.49m @1.3 g/t Au from 105.1m;

▪Hole BWDD012 intersected 5.57m @ 4.95 g/t Au from 98.4m and 4.0m @ 2.19 g/t Au from 92.0m;

▪Hole BWDD013, on the same line as Hole BWDD012 intersected 1.5m @ 2.2 g/t Au from 59.5m;

▪BWDD0018 intersected 7.0m @ 2.03 g/t Au from 44.0m and 3.85m @ 2.86 g/t from 56.0m; and

▪BWDD0031 intersected 2.5m @ 7.29 g/t Au from 46.1m.

Management’s Discussion and Analysis May 31, 2021

•Anfield Zone Discovery: The Company announced that it has made a new discovery of three closely spaced parallel, gold bearing structures at Buckreef, collectively now known as the Anfield Zone.  Follow-up field work and diamond drilling is planned for 2021 and 2022.  Highlights include:

✓The new prospective gold mineralized zones, totaling a combined 2.9-kilometer (km) strike length were identified through geological (field) mapping, sampling and examination of artisanal workings. Collectively, they have been named the Anfield Zone (See Figure 10 for map);

✓Grab samples of mineralized bed (fresh) rock have been assayed, with highlights of:

▪37.52 g/t

▪28.55 g/t

▪14.42 g/t

✓Located approximately 500m to the east of the Buckreef Main Zone; and

✓Aligns with and trends towards the Eastern Porphyry Mineral Resource.

Management

•On March 1st, 2021, the Company appointed Michael P. Leonard, CPA, CA as Chief Financial Officer.  He was previously at Barrick Gold Corporation in a series of progressively senior financial leadership positions and brings a wealth of experience in investor relations and corporate global finance.  He will fill a vital role for the Company’s strategy moving forward including use of state-of-the-art technology and development and implementation of financial models, financial controls and procedures for financial management.

•On March 4th, 2021, the Company, through Buckreef Gold, appointed Isaac Bisansaba and Gaston Mujwahuzi as Co-Acting General Managers for Buckreef, on an alternating basis. Mr. Bisansaba and Mr. Mujwahuzi are directly responsible for monitoring and improving the mining and processing operations at Buckreef Gold.  Mr. Bisansaba has a BS.Geo, Masters in Mining Engineering, Mineral Resources Evaluation, and twenty years of experience in the gold mining industry.  Mr. Mujwahuzi has a BS, Mineral Processing Engineering, and over sixteen years of experience in the gold mining industry.  Collectively, their experience encompasses all aspects of gold mining operations, including managing mining, process plant and exploration activities.  Their prior experience includes roles with AngloGold Ashanti, Barrick Gold, Teranga Gold, PanAust Limited and various consulting firms. Together, they possess the knowledge and experience Buckreef Gold requires going forward, as well as strong team leadership capabilities for safe, smooth and ongoing management of on-site operations.

•On March 17th, 2021, the Company appointed Shubo Rakhit, CPA, CA to the Board of Directors of Tanzanian Gold Corporation. His 30+ year career has included positions at several large investment banks and advisory firms including Canada’s major bank owned investment banks, Bank of America Securities, KPMG Corporate Finance and Echelon Wealth Partners where he most recently served as Managing Director, Head of Mergers and Acquisitions.  His career includes leading over $80B of M&A transactions and over $100 billion of global capital markets issuance including many complex strategic and capital solutions. His background and experience will assist the Company in broadening its access to capital markets at a time of rapid growth for the organization.

Management’s Discussion and Analysis May 31, 2021

•On April 27, 2021, TanGold announced that Mr. Sinclair turned 80 years old and retired as Executive Chairman to continue service as Chairman of the Board of Directors of the Company. TanGold has had the privilege of being founded and directed since 2000 by the leadership of the renowned James E. Sinclair. It is with profound gratitude that the Company acknowledges his contribution to the present success and long-term resilience of our enterprise. In order to fund living expenses during retirement, Mr. Sinclair plans to make small weekly dispositions of his substantial holdings of TanGold shares. We do not expect any individual such disposition, or all such dispositions in the aggregate, to be material.

•On June 1st, 2021, the Company appointed Khalaf Rashid as Senior Vice President, Tanzania and as Managing Director of the Company’s wholly owned subsidiary in Tanzania, Tanzam2000.  Mr. Rashid is a Tanzanian citizen and resident and joins the TanGold Executive Team bringing a wealth of experience and family history in Tanzanian business, politics and Government that dates back to the formation of the country. He is highly respected and recognized in the business community having held senior executive positions in multiple sectors including industrials, education and marketing communications.

•The Company changed its nominees to the Buckreef Gold Board of Directors to: (i) Stephen Mullowney; (ii) Andrew Cheatle; (iii) Michael Leonard; and (iv) Shubo Rakhit to better reflect the new management team and vision for the Company.  Stephen Mullowney was nominated Chairman of Buckreef Gold.

Financing

•As at May 31, 2021, the Company had net working capital of $15.0 million, including cash of $21.3 million. This reflects a significant improvement in in overall liquidity and financial flexibility compared to August 31, 2020 and is primarily due to the completion of two capital raises in Q2 2021.

Other

•A mine-based assay / chemical laboratory has arrived at site and is currently being installed at Buckreef. The laboratory has commenced test work and is in the process of being fully commissioned.

•The Company, through Buckreef Gold procured and donated 300 school desks to the Kaseme Secondary School in Geita District.

Outlook

•The Company will conclude the test phase of the 5 tph oxide test plant in the next couple months. Through its testing program, objectives related to oxide mill feed grind, processing of clays, retention times and how to achieve higher recovery rates have been achieved.  Buckreef Gold has also been able to substantiate the grade control block model and confirm forecasted operating cost inputs such as mining and processing costs for 15 tph and 40 tph oxide mining operations.  More importantly, this knowledge has been applied to the design of the 15 tph and 40 tph oxide mine operations, substantially de-risking these operations.

•The Company intends to upgrade the existing 5 tph test plant to a 15 tph oxide operation, subject to various approvals (including approval of an expanded tailings facility).  The long-lead items for the 15 tph oxide operation including the ball mill, tailings facility liners and various plant upgrade components have been ordered and are in transit.  Earthworks for the 15 tph oxide facility have also commenced.  The targeted completion of the 15 tph oxide plant upgrade is expected in September/October 2021 and is anticipated to mitigate the negative cash flow on the 5 tph oxide test plant, while maintaining continuity of the existing workforce. The cash flow generated from the larger plant will enable

Management’s Discussion and Analysis May 31, 2021

reinvestment in the business and fund exploration, drilling and capital expenditures at the Buckreef Gold level.  The capital cost for this plant upgrade is expected to range between US$1.3-US$1.6 million, of which approximately 1/3 has already been incurred.

•As mentioned above, the tender process with prospective EPC contractors to re-submit their bids for a 40 tph oxide material CIL process plant was undertaken in Q3 2021.  The Company completed an internal assessment and adjudication of the bids in partnership with its JV partner, STAMICO. Buckreef Gold has entered into a LOI with an EPC contractor and expects to finalize the contract in Q4 2021.  The Company, through Buckreef Gold, will commence site preparation and construction of the 40 tph oxide processing plant. The Company has retained Ausenco to act as Management Engineer with regards to the construction of the 40 tph oxide facility.

•As mentioned above, TanGold through Buckreef Gold hired a surveying consultant (Property Matrix Company Limited) to commence the land compensation process required under Tanzanian mining law. The Land Compensation Survey has been completed and the report submitted to Buckreef Gold management. The Land Compensation process requires various Government approvals and is anticipated to be finalized by fiscal 2021.

•The final feasibility study for the ‘sulphide mine’ will continue; in Q4 2021 metallurgical testing will move to variability testing of the first 5-7 years of production, including tailing characteristics for dry stack tailings. Site layout will be confirmed, and geotechnical and groundwater work will commence on identified areas (i.e. plant, tailings, waste rock storage facility).  The Company is also interviewing potential ‘Owner’s Engineer’ service providers to assist with the management of the final feasibility study.

•Geological work has commenced in evaluating the full extent of exploration potential at the Buckreef Project. Analysis of Inferred Mineral Resources, Exploration Targets, advanced exploration, and grassroots exploration through to conceptual targets have been evaluated.  The Company will provide updates on its exploration targets and strategy which will be finalized and provided in Q4-2021.

•The Company, through Buckreef Gold, will commence drilling of exploration targets and mineral resource upgrade drilling in fiscal 2021.

•The Company will continue a review of its broader exploration portfolio and strategy to meet core strategic objectives, including consideration of new licenses and/or partnerships. The Buckreef Project licenses cover highly prospective ground with many geochemical and soil anomalies. The Company is located in highly favourable Archean geological terrane in the prospective and producing Lake Victoria Greenstone Belt, where numerous anomalous gold bearing shear zones have been identified.

•Management has undertaken a comprehensive review of the Company's design and procedures around financial reporting, internal controls and cash management. As the Company transitions from an exploration and evaluation stage organization, Management plans to continuously upgrade the accounting systems, chart of accounts, internal controls and financial policies and procedures in advance of becoming a commercially producing organization with the 40 tph oxide plant.

•As previously disclosed, TanGold and STAMICO agreed in principle to amendments to the Buckreef Joint Venture Agreement (the “JV Agreement”) to bring the JV Agreement in line with recent changes in Tanzanian mining laws and to modernize the working arrangement between the parties (the original JV Agreement was entered into in 2011). The Company anticipates finalizing the agreement by year-end fiscal 2021.

Management’s Discussion and Analysis May 31, 2021

Operational

The Buckreef Project

The Company is focused on the Buckreef Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1).  The Buckreef Project area can be accessed by ferry across Smiths Sound, via a tarred national road and, thereafter, via well maintained unpaved regional roads.  The Buckreef Project now comprises five prospects, namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Anfield.  The Buckreef Project itself encompasses three main mineralized zones:  Buckreef South, Buckreef Main and Buckreef North.  The Buckreef Project is fully licensed for mining and the extraction of gold.

The Buckreef Project Mineral Resources currently stand at (using 0.4g/t cut-off) (see Press Release June 24th, 2020):

Note: Main Zone only, and excludes Eastern Porphyry, Bingwa and Tembo

Mineral Reserves remained as of the 2018 Pre-Feasibility Study (see Press Release July 30, 2020) and the Company is undertaking a Feasibility Study (updating the 2020 Mineral Resources in the process) to update the Mineral Reserves.

Management’s Discussion and Analysis May 31, 2021

Figure 1: Location of Buckreef JV Project Licences on Lake Victoria Greenstone Belt

Lake Victoria
2°30'S
3°00'S
3°30'S
4°00'S
31°30'E
32°00'E
32°30'E
33°00'E
33°30'E
N
GEITA
RWAMAGAZA
SUKUMALAND
SHINYANGA-MALITA
NZEGA
Geita
Kitongo
Tulawaka
Bulyanhulu
BUCKREEF PROJECT
Golden Ridge
Nyakafuru
Myabi
Chocolate Reef
Golden Pride
0 Scale 25km
TANZANIA
LEGEND
Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika
Proterozoic
Bukuban System, undifferentiated (siliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached
Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies
Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives
Active Gold Mines
Prospecting Licences
GEITA Greenstone Belts

Management’s Discussion and Analysis May 31, 2021

5 tph Oxide Test Plant and Operations

Buckreef Gold continues to operate the 5 tph oxide test plant at the Buckreef Project. In doing so, valuable information and analysis of oxide material characteristics continue to be gathered and resultant improvements to processes are being implemented, especially with respect to gold recovery and design of the 15 tph and 40 tph oxide mine operations. Further, the oxide test plant is also being used to provide data on: (i) retention times; (ii) cyanide and lime consumption; (iii) grind media consumption; (iv) aeration/oxidation; (v) elution; (vi) tailings characteristics, including dry stack tailings options; (vii) grade control; (viii) materials movement; and (ix) reconciliation processes.  Select operating and stockpile information follows below:

Mining rates for Q3 2021 decreased versus the first half of the year as Buckreef Gold utilized a higher proportion of stockpiled material for its 5 tph oxide test plant. Mining rates are expected to increase prospectively as Buckreef Gold prepares and ramps-up the 15 tph oxide mill operation (subject to various government approvals). A request for proposal for contract mining has been advertised and is currently being evaluated.  Mining cost per tonne were slightly higher in Q3 2021 versus the first half of the year as the mining contractor was placed on standby at reduced overall costs. Mining cost per tonne for the 15 tph and 40 tph oxide mine operations are expected to be consistent with historical costs incurred.

Management’s Discussion and Analysis May 31, 2021

Mineral reserve milled in Q3 2021 was consistent with the previous two quarters. The slight increase in variable milling costs in the quarter were primarily the result of operating during the wet season.  Fixed and variable milling costs are expected to be consistent in the 15 tph and 40 tph oxide mill operations versus the costs incurred in the 5 tph oxide test plant.

Head grades have ranged from 1.12 g/t to 2.77 g/t and recovery rates have ranged from 77% to 87% in the first nine months.  During the first nine months Management operated the 5 tph oxide test plant with a focus on balancing gold output and recovery rates. In doing so, it was identified that the main processing bottleneck in the oxide test plant circuit is CIL tank capacity.  Illustratively, if throughput is maximized, grind size and retention times are negatively impacted (i.e. resulting in higher gold production and lower recovery rates). Conversely, if throughput is reduced, finer grind size and longer retention times are realized (i.e. resulting in lower gold production and higher recovery rates).

In working with SGSL and Ausenco, Management has determined that the major limiting factors for increased recoveries are retention time and grind size.  The retention time at a throughput capacity of 3.5 tph for the oxide test plant is approximately 17 hours due to CIL tank capacity limitations, the average retention time over the first nine months has been 18 hours, which is low for this type of operation.  The 15 tph and 40 tph oxide mill operation’s CIL tank capacity is designed for retention times of 28 hours, which allows more time for the cyanide to dissolve gold in the gold rich ores.  The larger ball mills and the slower pace of gold rich ores proceeding through the circuit in the 15 tph and 40 tph oxide mill operations also allow for a finer and more consistent grind size.

For the final two months of the oxide test plant, the focus will be on optimizing recovery rates by reducing throughput, enabling a finer grind size and longer retention time; this process has already started and initial results to date are on target. The target recovery rates for the 15 tph and 40 tph oxide mine operations are 85% to 90% due to the following factors:

•No preg-robbing or other refractory characteristics to date in the oxide ores;

•Significantly longer design retention time of 28 hours for 15 tph and 40 tph oxide mill operations versus 18 hours to date in oxide test plant;

•Finer design grind size for the 15 tph and 40 tph operations with the ability to cost effectively add a secondary grinding mill and cyclones to achieve an even finer grind size, if necessary.  This is similar to what was experienced in the sulphide metallurgical study; and

•The larger 15 tph and 40 tph operations are expected to improve processing of clay material in the oxide ore more efficiently.

Management’s Discussion and Analysis May 31, 2021

Operationally, the 5 tph test oxide plant has been a substantial success on several levels.  First, operation of the oxide test plant, to date, proves the viability of the Buckreef Project to produce gold from oxides, and therefore, provides a considerable de-risking of larger 15 tph and 40 tph oxide mine operations at Buckreef, particularly in designing the operations, and stress testing financial models and returns.  Additionally, the plant has been used to train and develop a crew that will be ready to operate the larger oxide plant when it comes online and has provided months of experience in: (i) understanding the metallurgical behaviour of oxide deposit; (ii) areas of mining and earth moving; (iii) stockpile management; (iv) grade blending control; (v) equipment and materials procurement; (vi) local content regulations; and (vii) security.  See Figures 2,3, 4 and 5 for pictures of: (i) the 15 TPH oxide plant flowsheet; (ii) the oxide mine pit; (iii) the oxide test plant and foundation construction for 15 tph oxide plant CIL tanks; and (iv) recent drone survey photographs.

Figure 2: 15 tph Oxide Plant Flowsheet (With New 15 tph Ball Mill + Existing 5 tph Ball Mill)

ROM Pad Stockpile
Backhoe
Magnet
Conveyor Belt CV 1
Jaw Crusher
Impact Crusher
Conveyor Belt CV 3
Conveyor Belt CV 4
Conveyor Belt CV 2
Vibrating Screen
Undersize
Conveyor Belt CV 5
Conveyor Belt CV 6
Crushed Stockpile Ore
Backhoe
Crushed Ore Bin
Lime
Feed Chute
Ball Mill #2
Ball Mill #1
Hopper
Pump
Trash Area
Oversize
Undersize
Cyclone Overflow
Cyanide Storage Tank
CN
Cyanide Solution
Cyanide Solution
Tonnage Box 1
Hydrogen Peroxide
TRAIN 1
Carbon Lifts
Loaded Carbon
Elution Carbon Column 1 and 2
Acid Digestion
Gold Smelting
Gold Bullion
Tonnage Box 2
Hydrogen Peroxide
Loaded Carbon in slurry
TRAIN 2
Carbon Lifter
Loaded Carbon
Barren Carbon
Cyanide Mixing Tank
Pump
Tailing Storage Facility, TSF

Management’s Discussion and Analysis May 31, 2021

Figure 3: Buckreef Gold Mine Oxide Mineral Reserve Starter Pit: View to the Southwest (February 3rd, 2021)

Figure 4: Buckreef Mine Oxide Test Plant (left) and Foundation Construction for 15 tph Oxide Plant CIL Tanks (July 2nd, 2021)

Management’s Discussion and Analysis May 31, 2021

Figure 5: Recent Drone Survey Photographs

Buckreef tailings facility with main pit, old south pit and camp in background. Expanded tailings facility will be to the left of existing tailings facility.	Buckreef tailings facility utilizing old heap leach pads. Expanded tailings facility construction has started next to existing tailings facility (on the right).
Buckreef camp which is currently undergoing renovations.	Buckreef main oxide pit from which operations will be expanded.
Current Buckreef operations, looking southwest.	Current Buckreef oxide test facility with core shed at front. 15 tph oxide plant expansion will be adjacent to oxide test facility.

Management’s Discussion and Analysis May 31, 2021

Exploration & Mineral Resources

TanGold continues to evaluate the full potential of the Buckreef property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company has:

•Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 6);

•Drilled the Buckreef West target, a splay off the Buckreef Main Zone, with positive drill results, further follow-up drilling will occur in 2021 and 2022.  Buckreef West has the potential to add additional resources to the oxide and sulphide mine plans (See Figure 7 and 8);

•Discovered the Anfield Zone, a parallel structure 500m to the east of the Buckreef Main Zone. Initial grab sample results have been high-grade, including three samples grading 37.52 g/t, 28.55 g/t and 14.42 g/t respectively (See Figure 10); and

Evaluated and identified numerous other targets at Buckreef, which form part of an exploration pipeline or ‘Exploration Triangle’ at the Buckreef Project.

Buckreef Main Zone Drilling Results and Interpretation

The Buckreef Main Zone has been re-evaluated and exploration targets to expand the zone have been identified. Results to date evidence a vertically extensive shear zone extending nearly 2km on strike in a NE-SW trend. The deposit is open along strike and at depth.

The significant mineralized intercepts of the Buckreef Main Zone are as shown in the Figure 6.  It is evident that the deposit remains open on trend to the north-east and south-west.  As noted, the Company has planned a drill program, specifically to explore potential mineralization extensions to the north-east, south-west and to upgrade Inferred Mineral Resources, particularly at the base of the 2018 Pre-Feasibility pit shell where a ‘saddle’ exists between two deeper pit floors. Procurement of a drilling contractor(s) is in progress and analysis of historical core to refine the drilling program is ongoing.

‘Deep’ drilling was completed in Q1 2021. It is evident that 2-3 high grade shoots exist (dipping to the south) and that the deposit remains open at depth. The viability of underground mining will be examined during the feasibility study. The Company does not intend to drill additional deep holes at this time, as the continuity of the deposit at depth has been demonstrated.

Management’s Discussion and Analysis May 31, 2021

Figure 6: Long Section of Buckreef Main Zone (View to the West) Showing 1m Composite Values and 2018 PFS Pit Outline

Buckreef West Drilling & Assay Results

Buckreef Gold concluded the drilling program on Buckreef West during Q2 2021 and full results are presented below in Figure 7, along with discussion and analysis.

A well pronounced sheared meta-basalt zone continued to be intersected with variable sulphide mineralization and mild to strong quartz-carbonate-sericite-pyrite alteration typical of the Buckreef Main Zone.

Highlights include:

•All reported intercepts are at shallow depth on a well-defined structure which is interpreted as a splay off the Buckreef Main Zone; and

•Over 400m of strike length has been drilled to date and the deposit remains open at depth and along strike in both directions.

Management’s Discussion and Analysis May 31, 2021

Figure 7: Buckreef West Assay Results

Buckreef West Prospect Assay Results

Hole ID	Hole	Drill Holes Location					Sample Depth		Width (m)	Assay	Litho.	Comment
	Type	Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)		Grade		
BWDD001	DD	390,860	9,658,066	1,230	306	-60	18.5	19.1	0.60	5.41	Qv	10% quartz veining
							20.6	21.5	0.90	4.28	Qv	10% quartz veining
BWDD002	DD	390,839	9,658,079	1,230	306	-60	20.8	21.7	0.95	4.22	Qv	10% quartz veining
							21.7	22.8	1.06	0.13	Qv	5% quartz veining
BWDD003	DD	390,882	9,658,084	1,229	306	-60	72.0	72.9	0.94	0.39	Qv	5% quartz veining
							72.9	73.5	0.56	0.34	Qv	5% quartz veining
BWDD004	DD	390,861	9,658,098	1,227	306	-60	33.0	34.0	1.00	0.56	Qv	5% quartz veining
							47.9	48.5	0.64	2.76	Qv	10% quartz veining
BWDD005	DD	390,906	9,658,103	1,227	306	-60	100.0	100.5	0.50	0.25	Sz	Shear zone with mild alteration
							111.0	111.6	0.57	0.37	Sz	Shear zone with mild alteration
BWDD006	DD	390,873	9,658,126	1,228	306	-60	45.7	51.0	5.31	4.92	Msz	Mineralised shear zone
							59.0	63.0	4.00	4.42	Msz	Mineralised shear zone
BWDD007	DD	390,926	9,658,123	1,227	306	-60	0.0	8.0	8.00	1.07	Msz	Mineralised shear zone
							17.0	22.0	5.00	1.08	Msz	Mineralised shear zone
							67.0	68.9	1.88	0.79	Qv	Quartz vein
BWDD011	DD	390,932	9,658,154	1,228	306	-60	57.0	58.6	1.60	0.72	Qv	Quartz vein
BWDD012	DD	391,010	9,658,196	1,228	306	-60	92.0	96.0	4.00	2.19	Msz	Mineralised shear zone
							98.4	104.0	5.57	4.95	Msz	Msz, incl 1.6m @ 13.5g/t Au
BWDD013	DD	390,997	9,658,205	1,228	306	-60	59.5	61.0	1.50	2.24	Msz	Mineralised shear zone
							64.0	72.0	8.00	0.68	Msz	Mineralised shear zone
BWDD014	DD	390,983	9,658,215	1,229	306	-60	29.0	31.0	2.00	0.22	Sz	Shear zone with mild alteration
							57.0	58.3	1.30	2.71	Qv	Quartz vein
							61.6	62.3	0.72	5.59	Qv	Quartz vein
BWDD015	DD	391,042	9,658,204	1,228	306	-60	86.9	89.1	2.18	1.24	Msz	Mineralised shear zone
							91.0	96.3	5.26	0.25	Sz	Shear zone with mild alteration
							105.1	107.6	2.49	1.34	Msz	Mineralised shear zone
BWDD016	DD	391,026	9,658,216	1,228	306	-60	62.3	66.0	3.75	0.19	Sz	Shear zone with mild alteration
							73.2	79.2	6.01	0.67	Sz	Shear zone with mild alteration incl 0.5m@3.59g/t Au
BWDD017	DD	391,005	9,658,231	1,228	306	-60	45.0	49.5	4.57	6.36	MSZ	Mineralised shear zone
BWDD018	DD	390,853	9,658,142	1,228	306	-60	44.0	51.0	7.00	2.03	Msz	Mineralised shear zone
							56.0	59.9	3.85	2.86	Msz	Mineralised shear zone
BWDD019	DD	391,081	9,658,220	1,231	306	-60	72.5	74.0	1.50	0.23	Sz	Shear zone with Mild alteration
BWDD021	DD	391,066	9,658,231	1,231	306	-60	55.3	56.5	1.20	3.96	Msz	Mineralised shear zone
BWDD022	DD	391,094	9,658,250	1,228	306	-60	9.0	11.0	2.00	0.92	Qv	Quartz vein
							41.0	47.3	6.30	2.99	Msz	Mineralised shear zone
BWDD023	DD	391,114	9,658,259	1,228	306	-60	17.0	22.0	5.00	1.04	Msz	Oxidised Mineralised shear zone
							27.0	28.0	1.00	1.55	Msz	Oxidised Mineralised shear zone
							37.0	44.0	7.00	0.56	Msz	Oxidised Mineralised shear zone
BWDD024	DD	391,142	9,658,263	1,227	306	-60	45.0	47.0	2.00	2.36	Msz	Mineralised shear zone
BWDD025	DD	391,148	9,658,282	1,227	306	-60	31.0	35.0	4.00	5.12	Msz	Mineralised shear zone
BWDD026	DD	391,177	9,658,260	1,227	306	-60	67.0	70.0	3.00	0.86	Msz	Mineralised shear zone
BWDD027	DD	391,168	9,658,294	1,227	306	-60	10.0	12.0	2.00	6.02	Msz	Mineralised shear zone. Incl 1m@10.95g/t Au
BWDD030	DD	390,880	9,658,193	1,228	306	-60	44.1	47.2	3.14	3.09	Msz	Mineralised shear zone
BWDD031	DD	390,952	9,658,197	1,228	306	-60	46.1	48.6	2.50	7.29	Msz	Mineralised shear zone
							96.3	96.8	0.50	3.14	Qv	Quartz vein
							106.7	107.2	0.52	4.46	Qv	Quartz vein

1.The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples.  Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

2.Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

3.Sample preparation and analysis are performed by independent Nesch Mintech Laboratory in Mwanza, Tanzania. Nesch Mintech Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

4.The results summarized in this Management’s Discussion and Analysis are from Buckreef west shear zone prospect. The prospect is about 200m western of known Buckreef Main Zone. The Intercepted shear zone from the drilling programme extend for over 450m strike length and results reported covers about 250m strike length of the shear zone. The intersections reported here are a down-hole length and may not represent true width, but the true width is estimated to be between 50% - 60%.

The spatial location of the mineralized intercepts is shown in the Figure 8.  The Company will provide a further update on Buckreef West in the future.

Management’s Discussion and Analysis May 31, 2021

Figure 8: Buckreef Main Shear Zone Deep Drilling Spatial Location of Mineralized Intercepts

BUCKREEF WEST DRILLING PROGRAM
N
390800
391000
391200
9658200
9658000
5.00m @ 1.04g/t from 17.00m
1.00 @ 1.55g/t from 27.00m
7.00 @ 0.56g/t from 37.00m
2.00m @ 2.36g/t from 45.00m
2.00m @ 6.02g/t from 10.00m
BWDD027
BWDD025
4.00m @ 5.12g/t from 31.00m
4.57m @ 6.36g/t from 44.95m
BWDD024
BWDD023
BWDD026
1.30m @ 1.71g/t from 57m
0.72m @ 5.59g/t from 61.58m
BWDD020
BWDD022
3.00m @ 0.86g/t from 67.00m
2.00m @ 0.92g/t from 9.00m
6.30m @ 2.99g/t from 41.00m
BWDD017
BWDD021
1.50m @ 2.24g/t from 59.50m
8.00m @ 0.68g/t from 64.00m
1.20m @ 3.96g/t from 55.30
BWDD016
BWDD019
3.14m @ 3.09g/t from 44.1m
BWDD013
1.5m @ 0.23g/t from 72.5m
BWDD031
BWDD012
6.01m @ 0.67g/t from 73.15m
BWDD030
2.18m @ 1.24g/t from 86.94m
2.49m @ 1.34g/t from 105.12m
BWDD029
4.00m @ 2.19g/t from 92m
5.57m @ 4.95g/t from 98.43m
7.00m @ 2.03g/t from 44.00m
3.85m @ 2.86g/t from 56.00m
BWDD028
BWDD011
1.60m @ 0.72g/t from 57.00m
BWDD018
BWDD010
2.5m @ 7.29g/t from46.05m
0.5m @ 3.14g/t from 96.32m
0.52m @ 4.46g/t from 106.68m
BWDD009
BWDD006
BWDD007
BWDD008
5.31m @ 4.92g/t from 45.69m
4.00m @ 4.42g/t from 59.00m
BWDD005
8.00m @ 1.07g/t from 0.00m
5.00m @ 1.08g/t from 17.00m
1.88m @ 0.79g/t from 67.00m
BWDD004
BWDD003
BWDD002
0.95m @ 4.22g/t from 20.75m
1.00m @ 0.56g/t from 33.00m
0.64m @ 2.76g/t from 47.88m
BWDD001
0.60m @ 5.41g/t from 18.50m
0.90m @ 4.28g/t from 20.60m
0
25
50
100
Meters
Legend
Q2 drillholes
Q2 assay reported
Q1 assay reported
BW shear zone
Main Min zone
gabbroic dyke
porphyry
basalt
dolerite
granite

Management’s Discussion and Analysis May 31, 2021

Anfield Zone

Buckreef Gold believes that it has made a major discovery of three closely spaced parallel, gold bearing structures at the Buckreef Project, collectively now known as the Anfield Zone.

Highlights from the newly discovered zone include:

•The new prospective gold mineralized zones, totaling a combined 2.9km strike length were identified through geological (field) mapping, sampling and examination of artisanal workings. (See Figure 10);

•Grab samples of mineralized bed (fresh) rock have been assayed, with highlights of:

o37.52 g/t

o28.55 g/t (See Figure 9)

o14.42 g/t

•Located approximately 500m to the east of the Buckreef Main Zone;

•Aligns with and trends towards the Eastern Porphyry Mineral Resource; and

•Follow-up field work and diamond drilling planned for 2021 and 2022.

Figure 9: Mineralized Sample From Artisanal Shaft at Anfield Zone. Sample Assayed at 28.55 g/t

The discovery has been made through field / geological mapping of outcrops and scattered artisanal workings, with care being taken to differentiate between fresh rock mining and alluvial mining. Mapping was undertaken from March 2021 through to June 2021. The fresh rock samples, obtained from a deeper artisanal mine shaft, have all the hallmark characteristics of mineralization associated with the Buckreef Main Zone.

Management’s Discussion and Analysis May 31, 2021

Multiple artisanal shafts have been mapped, most of which are currently flooded. From this mapping, three distinct mineralized zones all aligning with local mine scale shear fabric have been interpreted. The Anfield Zone is parallel to and is located approximately 500m to the east of the Buckreef Main Zone. Further, the trend aligns with the Eastern Porphyry Mineral Resource. (Measured and Indicated MR or 1. 1MT @ 1.18 g/t containing 41.7 k oz of gold, and an Inferred Mineral Resource of 1.24 MT @ 1.39 g/t containing 55.38 k oz of gold).

A small number of initial grab samples were collected from the Anfield Zone, specifically where a deeper shaft had been developed by artisanal miners. Assay results are shown in the table below:

A second sampling campaign of grab samples was also undertaken in June 2021 to verify the initial high-grade results. Assay results are shown in the table below:

Notes:

1.The sample chain of custody is managed by the Buckreef Geology Team on site. Reported results are from grab samples selected from piles of excavated rock located next to the abandoned artisan pits. The rock chips were carefully sampled by geologist and grouped based on the intensity of shearing, alteration and quartz veining.

2.The samples were subjected by insertion of blank coarse materials to ensure quality assurance and quality control at this early stage of the program. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

3.Sample preparation and analysis are performed by independent Nesch Mintech Laboratory in Mwanza, Tanzania. Nesch Mintech Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

4.The results summarized in this release are from Anfield Zone. The zone is about 200m East of and subparallel to known Buckreef Main Zone.

5.qv=quartz vein, py=pyrite, quart-Carb = quartz – carbonate vein.

Management’s Discussion and Analysis May 31, 2021

Buckreef Gold actively maintains positive relationships with the limited number of artisanal miners currently in the vicinity of the Anfield Zone, which is well demonstrated from the geological mapping and sampling campaigns. While there are a significant number of artisanal workings in the area, most are now flooded and inaccessible.

Figure 10: Anfield Zone in Relation to Buckreef Main Zone

ANFIELD ZONE WITH ALL SIGNIFICANT INTERCEPT MAP
388000
390000
392000
394000
396000
9660000
9658000
9656000
N
BR West
Main Zone
Eastern
Porphyry
ANFIELD
Bingwa
Tembo
LEGEND
Artisinal Workings
Significant Intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Bottom and Upper Refference line to Greenstone belt
SML Boundary
Scale 1:25,000
BUCKREEF GOLD MINE
AERIAL IMAGE MAP
Projection: UTM, Zone 36S, Datum Arc1960.
Method: Aerial RPA Photogrammetry.
Captured: September, 2020

Mineral Resource and Reserve Statements

The Company did not conduct any new work that would warrant material changes in the previously reported Mineral Resource and Mineral Reserve statements during this reporting period.

Management’s Discussion and Analysis May 31, 2021

Feasibility Study – Preliminary Metallurgical Results

SGSL was retained to complete initial metallurgical test work at their Lakefield, Ontario facility on the sulphide component of the mineral resource, this work is now complete. As part of the study, three diamond core samples taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef Gold deposit were submitted to SGSL for the study.

SGSL will now be commissioned to undertake the metallurgical variability phase for Buckreef Gold which will encompass the first 5-7 years of production from the sulphide operation at Buckreef Gold. The study highlights include:

✓The following intercepts and gold recoveries have been confirmed in the report:

▪MC01: 0.54 g/t Au over 78.88m – 94.1%

▪MC02: 19.4 g/t Au over 27.99m – 95.4%

▪MC03: 1.71 g/t Au over 52.53m – 85.3%

✓A straightforward flowsheet consisting of:

▪Primary grinding to P80 = ~100-150 µm

▪Rougher flotation

▪Regrind of the rougher concentrate to ~15-20 µm (P80)

▪Cyanide leaching of the reground flotation concentrate

▪Cyanide leaching of the flotation tailing

✓No refractory association of gold with arsenic sulphide was detected;

✓The samples tested did not exhibit any preg-robbing or other refractory characteristics;

✓Clean tailings, high probability of mine tailings not being acid generating, confirming the approach of dry stack tailings going forward; and

✓Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing.

In 2020, three diamond drill holes were completed for the purposes of initial, modern era metallurgical test work. Diamond drill hole details are tabulated below:

Management’s Discussion and Analysis May 31, 2021

The samples were extracted as fresh drill core from areas/zones with known lithologies from within the current project’s open pit limit. The samples were selected by TanGold and confirmed by the SGS geological services group that worked together doing the metallurgical sample selection. The investigation included ore characterization, comminution, mineralogy, head analyses, and potential for gold preg-robbing, and evaluated the amenability of the three samples to two primary processing flowsheet options, that incorporate comminution (crushing and grinding), gravity separation, flotation and cyanidation unit operations.

Figure 11: Sulphide Sample Flowsheet

Management’s Discussion and Analysis May 31, 2021

Overall Performance

As at May 31, 2021, the Company had net working capital of $15.0 million (August 31, 2020 – $6.8 million deficiency). The Company had current assets of $23.1 million compared to $7.1 million as at August 31, 2020, including cash of $21.3 million (August 31, 2020 - $5.3 million).  The increase in working capital and current assets is mainly due to: (i) proceeds received from two capital raises on issuance of common shares for cash of $28.7 million (net of issue costs), (ii) proceeds of $1.3 million from convertible debentures issued and (iii) proceeds from gold sales of $2.1 million. This was partially offset by cash used in: (i) capitalized expenditures on mineral properties and deferred exploration of $7.8 million and in (ii) operating activities of $7.7 million.  As at May 31, 2021 mineral properties and deferred exploration assets were $42.7 million compared to $40.4 million as at August 31, 2020.

Liquidity and Capital Resources

During the nine-month period ended May 31, 2021, the Company completed two capital raises improving overall liquidity and financial flexibility.

On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $27.2 million in the aggregate. The common shares and warrants were issued at US$0.65 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at US$0.80 for a period of five years from the issue date.  The Company also issued 1,152,307 broker warrants with the same terms and incurred commission and other costs of $2.3 million out of which $0.8 million was allocated to the warrants issued in the unit and expensed in the statement of comprehensive loss.

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.8 million in the aggregate. The common shares and warrants were issued at US$0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at US$1.50 for a period of three years from the issue date.  The warrants are classified as equity.

During the nine-month period ended May 31, 2021, all of the Tranche A Convertible Debentures, comprised of US$7.0 million notional, were converted by the Holders into 12,150,447 common shares of the Company. The fair value of the convertible debentures at the dates of conversion was aggregate $8.9 million.

In aggregate, during the nine-month period ended May 31, 2021, the Company issued 38,477,666 units (2020– nil), comprised of one share and one-half warrant, for proceeds of $29.5 million (2020- $nil).  The Company also issued 12,150,447 common shares (2020 – nil) with a value of $8.9 million (2020 - $nil) for settlement of convertible debentures as well as 4,266,321 shares (2020 – 1,991,997) with a value of $2.0 million (2020 - $0.9 million) for settlement of debts relating to the conversion of convertible and gold loans converted in the prior year.

In the current period, capital was utilized for Buckreef development, property acquisition, exploration, capital equipment purchases, and general operating expenses as presented below.  Buckreef Gold continues to utilize contract miners for mining operations.  Any remaining cash or liquid assets, when available, are invested in interest bearing highly liquid investments.

Management’s Discussion and Analysis May 31, 2021

Results of Operations

Net additions to mineral properties and deferred exploration costs for the nine-month period ended May 31, 2021 were $2.2 million compared to $7.8 million for the nine-month period ended May 31, 2020. Net additions included foreign exchange adjustments on translation into functional currency (2021 - $3.3 million decrease, 2020 - $1.2 million increase). The overall increase in net additions, excluding foreign exchange adjustments, was $5.5 million for the nine-month period ended May 31, 2021 compared to $6.6 million during 2020.  On a gross basis, net additions increased as the Company continued to invest in infrastructure and development for the Buckreef property. Infrastructure enhancements included capital upgrades to the 5 tph oxide test plant, component parts for the expanded 15 tph plant, submersible pumps to maintain a dry pit, camp renovations to improve accommodations for on-site employees, tailings storage facility liners and TSF expansion to accommodate the larger 15 tph plant as well as the addition of on-site vehicles. These infrastructure and capital additions are all be used as part of the upgrade to the 15 tph plant. On a net basis, expenditures decreased as compared to the prior year period primarily due to an increase in proceeds from gold sales which are being recorded as a credit against mineral properties as the Company is not in commercial production. This was partially offset by ongoing drilling and exploration expenses as well as higher processing costs related to increased production during the period.  The Company produced 1,440 ounces of gold and sold 1,047 ounces for proceeds of $2.1 million (2020 - $nil).

Management’s Discussion and Analysis May 31, 2021

Selected Financial Information

The Company’s net loss for the nine-month period ended May 31, 2021 totaled $1.9 million, compared to a net loss of $11.7 million in the nine-month period ended May 31, 2020.  The decrease in the net loss of $9.8 million compared to the prior period was primarily due to gains on revaluation of financial instruments and a decrease in share-based payments. The gains on revaluation of financial instruments (2021 - $4.6 million gain, 2020 - $2.3 million loss) was principally due to a gain on revaluation of derivative warrant liabilities of $6.9 million using the Black Scholes option pricing model and driven mainly by a reduction in Company share price as compared to the prior period (2021 - $0.62, 2020 - $0.85). This was partially offset by a loss on change in fair value of convertible debentures (2021 - $1.1 million, 2020 - $nil) and transaction costs (2021 - $0.8 million, 2020 - $nil) related to the capital raises in December and February.

The decrease in General and Administrative expenses (2021 - $6.2 million, 2020 - $8.7 million) was mainly due to a decrease in share based payments (2021 - $0.4 million, 2020 - $4.3 million), partially offset by an increase in Salaries and Benefits, including management fees (2021 - $2.0 million, 2020 - $0.9 million) and Office and General expenditures (2021 - $0.4 million, 2020 - $0.2 million).

Management’s Discussion and Analysis May 31, 2021

The increase in Salaries and Benefits was mainly due to one-time costs related to the addition of new management during the first and second quarter. Salaries and Benefits for the nine months ended May 31, 2021 also includes compensation related to certain legacy management personnel which are expected to conclude as of December 31, 2021. Higher professional fees were mainly related to an increase in legal and accounting advisory services related to the financing transactions in the first and second quarter. The increase in Office and General expenditures includes higher maintenance, administrative and support costs as mining operations at Buckreef continue to progress.

The Company’s net loss for the three-month period ended May 31, 2021 totaled $0.3 million, compared to a net loss of $7.9 million in the three-month period ended May 31, 2020. The $7.6 million decrease as compared to the prior period was primarily due to a decrease in share based payments (2021 - $0.4 million, 2020 - $4.3 million), gains on revaluation of financial instruments (2021 - $3.0 million, 2020 - $1.2 million loss) and gains and losses on foreign exchange (2021 - $0.7 million loss, 2020 - $0.09 million loss).

Summary of Quarterly Results (unaudited)

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short to medium term business requirements.  The Company currently has a negative operating cash flow and finances its operations, exploration and development work on its properties through equity financings and loans via private placements and public offerings.

At May 31, 2021 the Company had $21.3 million of cash (August 31, 2020 - $5.3 million) and working capital of $15.0 million (August 31, 2020 – $6.8 million deficiency). In common with many exploration and development companies, the Company raises financing for its exploration, development and appraisal activities in discrete tranches to finance its activities for finite periods. The Company is confident that it will be able to raise these funds however there is no binding agreement in place to date.

As of May 31, 2021, the Company has accumulated losses of $149.4 million (August 31, 2020 – $149.0 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at May 31, 2021 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Management’s Discussion and Analysis May 31, 2021

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Tanzanian Gold Corporation entered into the following transactions with related parties:

i.During the nine-month period ended May 31, 2021, consulting and website/data back-up services were provided by Giancarlo Volo, the Company’s former Director of Operations – Africa, and companies related to him (C$(000’s): 2021 - $20, 2020 - $18). Effective May 31, 2021, these related party services have been discontinued and a new arm’s length party has been engaged to provide these website and data back-up services prospectively.

ii.During the nine-month period ended May 31, 2021, consulting services were provided by a company controlled by a Ulli Rath, former Director of the Company (C$(000’s): 2021 - $36, 2020 - $61).

As of May 31, 2021, included in trade and other payables is $1.1 million (August 31, 2020 - $1.1 million) due to related parties with no specific terms of repayment.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2020.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

Management’s Discussion and Analysis May 31, 2021

For more particulars about the Omnibus Plan, we refer you to the Company’s Management Information Circular dated June 26, 2019 or the copy of the Omnibus Plan included with the Form 20-F Annual Report.

The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income the Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share-based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See notes 5 and 10 of the May 31, 2021 unaudited interim condensed consolidated financial statements for full disclosure.

Management’s Discussion and Analysis May 31, 2021

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties, and to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Once an economically viable mineral reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Management’s Discussion and Analysis May 31, 2021

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Management’s Discussion and Analysis May 31, 2021

Financial Instruments and Financial Risk Management

Fair Value of Financial Instruments

Convertible debentures and derivative warrant liabilities are classified as fair value through profit and loss. Trade and other payables, leases payable are classified as other financial liabilities, which are measured at amortized cost. Trade and Other Receivables are measured at amortized cost.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and

•Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As of May 31, 2021, and August 31, 2020, cash is recorded at fair value under level 1 within the fair value hierarchy, convertible debentures are classified as Level 2 within the fair value hierarchy, and derivative warrant liabilities are classified as level 3.

The fair value of the convertible debentures at initial recognition and at year-end has been calculated using a binomial lattice methodology. This methodology determined the total fair value of the instruments by maximizing the economic benefits to a market participant by comparing the conversion value and hold value over the term of the instruments.

Management’s Discussion and Analysis May 31, 2021

The following table shows the valuation techniques used in measuring Level 3 fair values for derivative warrant liabilities and convertible debentures, as well as the significant unobservable inputs used.

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Derivative warrant liabilities	The fair value of the warrant liabilities at the quarter-end has been calculated using a Black-Scholes pricing model combined with a discounted cash flow methodology.

Key observable inputs

•Share price (May 31, 2021: US$0.50, August 31, 2020: US$0.835)

•Risk-free interest rate (May 31, 2021: 0.21% to 0.72%, August 31, 2020: 0.15%)

•Dividend yield (May 31, 2021: 0%, August 31, 2020: 0%)

Key unobservable inputs

•Expected volatility (May 31, 2021: 60% to 70%, August 31, 2020: 51%)

The estimated fair value would increase (decrease) if:

•The share price was higher (lower)

•The risk-free interest rate was higher (lower)

•The dividend yield was lower (higher)

•The expected volatility factor was higher (lower)

•The credit spread was lower (higher)

Convertible debentures	The fair value of the convertible debt during the period was calculated using a binomial lattice methodology.

Key observable inputs*

•Share price (May 31, 2021: US$0.623 to US$0.828, August 31, 2020: US$ 0.835)

•Risk-free interest rate (May 31, 2021: 0.10% to 0.16%, August 31, 2020: 0.13% to 0.15%)

•Dividend yield (May 31, 2021: 0%, August 31, 2020: 0%)

Key unobservable inputs*

•Discount for lack of marketability (DLOM) (May 31, 2021: 6%-15%, August 31, 2020: 20%-21%)

The estimated fair value would increase (decrease) if:

•The share price was higher (lower)

•The risk-free interest rate was higher (lower)

•The dividend yield was lower (higher)

•The discount for lack of marketability was lower (higher)

*The range provided for the period ended May 31, 2021 refers to the range used for each assumption for the fair value at the date of the conversions during the period as the balance is nil at period end.

Management’s Discussion and Analysis May 31, 2021

Sensitivity Analysis

For the fair values of derivative warrant liabilities, reasonably possible changes to expected volatility, the significant unobservable input, holding other inputs constant would have the following effects:

The carrying value of cash, amounts receivables, accounts payable and accrued liabilities and leases payable, approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The amounts receivable consists primarily of amounts due from government taxation authorities.  The Company has not recorded an impairment or allowance for credit risk as at May 31, 2021, or August 31, 2020.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at May 31, 2021, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $0.2 million (2020 - $0.01 million).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At May 31, 2021, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $1.5 million on the statements of comprehensive loss.

Management’s Discussion and Analysis May 31, 2021

COVID-19

In particular, the Company wishes to highlight that it continues to face risks related to COVID-19, which could continue to significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

In December 2019, a novel strain of the coronavirus emerged in China and the virus has now spread to several other countries, including Canada and the U.S., and infections have been reported globally resulting in a global pandemic. The extent to which COVID-19 will continue to impact the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of COVID- 19 globally could materially and adversely impact the Company's business, including, without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, which may have a material and adverse effect on the its business, financial condition and results of operations.

There can be no assurance that the Company's personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of COVID-19 could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 254,870,556 common shares outstanding, 23,681,052 share purchase warrants outstanding, nil RSUs outstanding, and 7,351,000 stock options outstanding.

Other Projects – Status Update

The Company's other projects are:

Buziba Project

- No fieldwork was conducted in this project area during this reporting period.  The Buziba Project comprises a single prospecting license (PL6545/2010) located approximately 25 km east of the Buckreef Project in the Geita District. The licence currently forms part of the Buckreef Gold Company Limited JV. The Company maintains a security detail at the project.

Management’s Discussion and Analysis May 31, 2021

Risks, Trends and Uncertainties

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2020 filed on SEDAR as the Company’s Annual Information Form and as filed with the SEC via Edgar.

Nature of Mining, Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful.  Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. There is no certainty that the exploration expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or development of mineral reserves.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to the hazards and risks normally encountered in mineral exploration and development, including environmental hazards, explosions, and unusual or unexpected geological formations or pressures. Such risks could result in damage to, or destruction of, mineral properties, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Liquidity Concerns and Future Financings

The Company will require capital and operating expenditures in connection with the exploration and development of its properties and for working capital purposes. There can be no assurance that the Company will be successful in obtaining the required financing as and when needed. The only sources of future funds presently available to TanGold are the sale of equity capital, the sale of assets (which may be illiquid), or offering an interest in its properties. Limited funds have been acquired through the sale of gold from the 5 tph oxide test plant. There is no assurance that any funds will be available for operations. Failure to obtain additional financing on a timely basis could cause the Company to reduce, delay or terminate its proposed operations, with the possible loss of such operations and assets.

Volatile markets may make it difficult or impossible for the Company to obtain debt financing or equity financing on acceptable terms, if at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone or slow down its development plans, forfeit rights in some or all of its properties or reduce or terminate some or all of its activities.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate operational changes as required.

Management’s Discussion and Analysis May 31, 2021

Calculation of Mineral Resources

There is a degree of uncertainty attributable to the calculation and estimates of Mineral Resources and the corresponding metal grades to be mined and recovered. Until Mineral Resources are mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of Mineral Resources, grades and recoveries may affect the economic viability of the Company’s operations.

Calculation of Mineral Reserves

There is a degree of uncertainty attributable to the calculation and estimates of Mineral Reserves and the corresponding metal grades to be mined and recovered. Until Mineral Reserves are mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of Mineral Resources, grades and recoveries may affect the economic viability of the Company’s operations.

Environmental, Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Exploration and mining operations involve risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. Significant risk of environmental contamination from present and past exploration or mining activities still exists for mining companies. Buckreef has been the site of artisanal mining. The Company may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. No assurance can be given that potential liabilities for such contamination or damages caused by past artisanal mining activities at the Buckreef Project do not exist or that the Company will not be alleged to be responsible for historical liabilities at the Buckreef Project.

Pandemic or Other Health Crises

The Company’s business and operations could be adversely affected by the outbreak of an epidemic or a pandemic or other health crises, including the recent outbreak of COVID-19. Global government actions, including lockdowns, stay-at-home orders and travel restrictions, along with market uncertainty have already impacted global economic conditions, which may in turn impact the Company’s ability to operate, the operations of its suppliers, contractors and service providers, the ability to obtain future financing and maintain necessary liquidity, and the ability to explore the Company’s mineral properties. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. It is management’s assumption that the Company will continue to operate as a going concern.

Management’s Discussion and Analysis May 31, 2021

Decommissioning and Reclamation

Environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.

Insurance

The Company’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of the Company’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive regulatory approvals to transport their products, or costs, monetary losses and potential legal liability and adverse governmental action. TanGold may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or which it may reasonably elect not to insure. This lack of insurance coverage could result in material economic harm to the Company.

Metal Prices

Precious metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, national fiscal policies, monetary systems and political developments. The price of gold and silver has fluctuated widely in recent years. Future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and result of operations. Moreover, the ability of the Company to fund its activities and the valuation of investor companies will depend significantly upon the market price of precious metals.

Competition

The Company competes with many other mining companies that have substantially greater resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or obtain the capital necessary to fund the Company’s operations and develop its properties. The Company’s inability to compete with other mining companies for these resources would have a material adverse effect on the Company’s results of operations and business.

Management’s Discussion and Analysis May 31, 2021

Properties May be Subject to Defects in Title

The Company has investigated its rights to exploit the Buckreef property and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including local communities.

Some of the Company’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Company mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. The Company has not determined which, if any, of the Company mineral claims is junior to a mineral claim held by a third party.

Although the Company is not aware of any existing title uncertainties with respect to Buckreef, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Limited Property Portfolio

Currently, the Company holds an interest in the Buckreef property, the Company’s flagship property, (in addition to interests in the Buziba Project). As a result, unless the Company acquires additional property interests, any adverse developments affecting this property could have a material adverse effect upon the Company and would materially and adversely affect the potential future mineral resource production, profitability, financial performance and results of operations of the Company.

Property Commitments

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Licences and Permits, Laws and Regulations

The Company’s exploration and development activities (and those of investee companies) require permits and approvals from various government authorities, and are subject to extensive federal, regional and local laws and regulations governing prospecting, exploration, development, production, transportation, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more time-consuming and costly. In addition, the Company may be required to compensate those suffering loss or damage by reason of its activities. The Company will be required to obtain additional licences and permits from various governmental authorities to continue and expand its exploration and development activities. There can be no guarantee that the Company will be able to maintain or obtain all necessary licences, permits and approvals that may be required to explore and develop its properties (or that its investee companies would also succeed).

Management’s Discussion and Analysis May 31, 2021

Community Relations and License to Operate

The Company’s relationship with the local communities, local authorities, and artisanal miners where it operates is critical to ensure the future success of its existing activities and the potential development and operation of its Property. Failure by the Company to maintain good relations with local stakeholders can result in adverse claims and difficulties for the Company. There is also an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. NGOs and civil society groups, some of which oppose resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances and the handling, transportation, and storage of various waste, including hazardous waste. Adverse publicity generated by such NGOs and civil society groups or others related to the extractive industries generally, or the Company’s operations specifically, could have a material adverse impact on the Company and its reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s business, results of operations and financial condition.

Key Personnel

The senior officers of the Company will be critical to its success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition, worldwide, for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, regulatory, and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company.

Dependence on Outside Parties

The Company has relied upon consultants, geologists, engineers and others and intends to rely on these parties for exploration and development expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from mineral reserves and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Share Price Fluctuations

The market price of securities of many companies, particularly junior stage mining companies, experience wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company’s share price will not occur.

Management’s Discussion and Analysis May 31, 2021

Conflicts of Interest

Directors and officers of the Company are or may become directors or officers of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Company and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which one or more directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Current Global Financial Condition

The Company will be required to raise additional funds in the future for the development of its projects and other activities through the issuance of additional equity or debt. Current financial and economic conditions globally have been subject to increased uncertainties. Access to financing has been negatively affected by these economic uncertainties. These factors may affect the ability of the Company to obtain equity and/or debt financing in the future and, if obtained, influence the terms available to the Company. If these increased levels of volatility and market turmoil continue, the Company may not be able to secure appropriate debt or equity financing. If additional capital is raised by the issuance of shares from the treasury of the Company, shareholders may suffer dilution. Future borrowings by the Company or its subsidiaries may increase the level of financial and interest rate risk to the Company as the Company will be required to service future indebtedness.

Limited Sales Proceeds

To date, the Company has recorded minor sales proceeds from operations related to its oxide mineralised material test plant only, the Company has not commenced ‘commercial’ production on any property. There can be no assurance that the Company will always have sufficient capital resources to continue as a going concern, or that significant losses will not occur in the near future, or that the Company will be profitable in the future. The Company’s expenses and capital expenditures will increase as consultants, personnel and equipment associated with the exploration and possible development of its properties are advanced. The Company expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Company’s properties will continue to require the commitment of substantial resources. There can be no assurance that the Company will continue as a going concern, generate any revenues or achieve profitability.

Management’s Discussion and Analysis May 31, 2021

Public Company and other Regulatory Obligations

The Company is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could adversely affect the Company’s share price.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, applicable stock exchange(s), and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments. The Company’s efforts to comply with increasing regulatory burden could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Internal Control Over Financial Reporting (“ICFR”)

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s ICFR is based on the Committee of Sponsoring Organizations (“COSO”) 2013 framework. The Company’s CEO and the CFO have evaluated the design and effectiveness of the Company’s DC&P as of August 31, 2020 and have concluded that these controls and procedures are not effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company in light of the material weakness in the Company’s ICFR as further discussed. The CEO and CFO have also evaluated the design and effectiveness of the Company’s ICFR as of August 31, 2020 and concluded that ICFR was not effective as at August 31, 2020 due to the following material weaknesses: (i) review and approval of certain invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; and (ii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.

Management’s Discussion and Analysis May 31, 2021

The Company intends to take steps to enhance and improve the design of its ICFR; however, during the fiscal period ended August 31, 2020, the Company has not been able to remediate the material weaknesses identified above.  Further, proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company.

During the current period, there have been no other changes in the Company’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”.  Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tangoldcorp.com .

Approval

The Board of Directors of Tanzanian Gold Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Management’s Discussion and Analysis May 31, 2021

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Without limiting the generality of the foregoing, investors are specifically cautioned that information contained herein relating to the costs of the proposed 15 tph oxide test plant include information which constitutes ‘financial outlook’. While management has carefully considered assumptions related to the 15 tph plant, actual results may vary from the projections contained herein for a variety of reasons, including technical, political or environmental. The most significant assumptions used in the preparation of the projected costs of the 15 tph plant related to the extrapolation of actual mining and processing costs from the current 5 tph oxide test plan over the past 9 months to estimate 15 tph costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.